

August 28, 2008

By facsimile to (704) 895-1528 and U.S. Mail

Mr. Sun, Xin
Chairman and Chief Financial Officer
Universal Fog, Inc.
168 Binbei Street
Songbei District, Harbin City
Heilongjiang Province, People's Republic of China

Re: Universal Fog, Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed August 14, 2008

        File No. 0-51060

Dear Mr. Sun:

We reviewed your amended filing and have the comments below.

PreR14C

1.   Please include audited financial statements as of and through June 30, 2008 for China Health Industries Holdings Limited pursuant to Rule 3-12 of Regulation S-X and include a discussion of results of operations to discuss the year ended June 30, 2008.

2.   The exhibit list you present in the back of the information statement is not appropriate for a proxy or information statement. Note that Item 601 of Regulation S-K does not contemplate exhibits or an exhibit list for proxy or information statements. Some of the items you include, such as the articles of incorporation and bylaws, are not required to be provided. Other information, such as the financial statements, may be incorporated only to the extent that Schedule 14C, Schedule 14A and Form S-4 permit. Please see Item 14(e)(1) of Schedule 14A. Therefore, financial statements must be included in the filing and not incorporated by reference. The items that you incorporate by reference to your

earlier filed Schedule 14C should be included as appendices, rather than incorporated in this filing.

Closing

As appropriate, please file a revised preliminary information statement respond to the comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767 with any questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harold H. Martin, Esq.
       Martin & Pritchett, P.A.
       17115 Kenton Drive, Suite 202A
       Cornelius, NC 28031